Exhibit 3.7.1

CERTIFICATE OF FORMATION

OF

DETTMERS INDUSTRIES, LLC

1.                                       The name of the limited liability company is Dettmers Industries, LLC.

2.                                       The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle.  The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Dettmers Industries, LLC on June 28, 2000.

/s/

Sonji Sanders
Organizer

STATE OF DELAWARE

CERTIFICATE OF MERGER OR CONSOLIDATION OF

DOMESTIC CORPORATION AND

LIMITED LIABILITY COMPANY

Pursuant to Title 8, Section 264(c) of the Delaware General Corporation Law, the undersigned surviving limited liability company has executed the following Certificate of Merger:

FIRST:  The name of the surviving limited liability company is Dettmers Industries, LLC, a Delaware limited liability company; and the name of the corporation being merged into this surviving limited liability company is Dettmers Industries, Inc., a Delaware Corporation.

SECOND:  The Agreement of Merger has been approved, adopted, certified, executed and acknowledged by the surviving limited liability company and the merging corporation in accordance with Title 8, Section 264(c) of the Delaware General Corporation Law.

THIRD:  The name of the surviving limited liability company is:

Dettmers Industries, LLC.

The certificate of formation and the limited liability company operating agreement of Dettmers Industries, LLC will continue in effect, as the certificate of formation and the limited liability company operating agreement of the surviving limited liability company.

FOURTH:  The merger is to become effective upon January 1, 2002, subject to the provisions of the Delaware General Corporation Law.

FIFTH:  The Agreement of Merger is on file at Dettmers Industries, LLC, 7778 S.W. Ellipse Way, Stuart, Florida 34997, the principal place of business of the surviving limited liability company.

SIXTH:  A copy of the Agreement of Merger will be furnished by the surviving limited liability company on request, without cost, to any member of the surviving limited liability company or stockholder of the merging corporation.

SEVENTH:  The surviving limited liability company agrees that it may be served with process in the State of Delaware in any proceeding for enforcement of any obligation of any constituent corporation or limited liability company of Delaware, as well as for enforcement of any obligation of the surviving limited liability company arising from this merger, including any suit or other proceeding to enforce the rights of any stockholders as determined in appraisal proceedings pursuant to the provisions of Section 262 of the Delaware General Corporation Law, and irrevocably appoints the Secretary of State of

Delaware as its agent to accept service of process in any such suit or proceeding.  The Secretary of State shall mail any such process to the surviving limited liability company at Dettmers Industries, LLC, 7778 S.W. Ellipse Way, Stuart, Florida 34997.

IN WITNESS WHEREOF, said company has caused this certificate to be signed by an authorized officer, the 5th day of November, 2001.

DETTMERS INDUSTRIES, LLC

BY:
NAME:	Richard J. Kaplan
TITLE:	Chief Financial Officer